UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

RealD Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75604L105
(CUSIP Number)

July 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  75604L105

1	NAME OF REPORTING PERSON
William M. Budinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,875,000
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
1,875,000
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,875,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.9%(1)
12	TYPE OF REPORTING PERSON
IN

(1)     Based on 47,638,374 shares of the Issuer’s common stock (the “Common Stock”) outstanding as of July 21, 2010.

Item 1.
(a)	Name of Issuer:

RealD Inc.

(b)	Address of Issuer’s Principal Executive Offices:

100 N. Crescent Drive, Suite 120, Beverly Hills, California 90210

Item 2.
(a)	Name of Person Filing:

William M. Budinger

(b)	Address of Principal Business Office or, if None, Residence:

1250 Red Butte Drive, Aspen, Colorado 81611

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(e)	CUSIP Number:

75604L105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Mr. Budinger beneficially owns 1,875,000 shares of Common Stock.  Of these shares, 195,000 shares are beneficially owned directly by Mr. Budinger, and the remainder are beneficially owned by Torque Investments, LLC.

Torque Investments, LLC is 99.0% owned by the William M. Budinger Revocable Trust and 1.0% owned by Sunnyside Investments, Inc.  Mr. Budinger is the sole trustee of the trust and the President of Sunnyside Investments, Inc. and has voting and investment power over all the shares held by Torque Investments, LLC, and may be deemed to be the indirect beneficial owner of the shares of Common Stock held by Torque Investments, LLC. The Reporting Person disclaims beneficial ownership of the Issuer Securities except to the extent of his pecuniary interest therein.

(a)	Amount beneficially owned: 1,875,000

(b)	Percent of class: 3.9%

(c)	(i) Sole power to vote or direct the vote: 1,875,000
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 1,875,000
(iv) Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.
\
Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2010

/s/ William M. Budinger
William M. Budinger